THE UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

CORBUS PHARMACEUTICALS HOLDINGS, INC.
(Name of Issuer)
Common Stock, $0.0001 par value per share
(Title of Class of Securities)
21833P103
(CUSIP Number)
December 31, 2016
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

[   ] Rule 13d-1(b)

[   ] Rule 13d-1(c)

[X] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 21833P103
(1) Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (entities only):
Mark Tepper
(2) Check the Appropriate Box if a Member of a Group	(a) [ ]
(b) [ ]

(3) SEC Use Only
(4) Citizenship or Place of Organization: United States
Number of Shares Beneficially Owned By Each Reporting Person With
(5) Sole Voting Power:	2,701,172*
(6) Shared Voting Power:	0*
(7) Sole Dispositive Power:	2,701,172*
(8) Shared Dispositive Power:	0*

(9) Aggregate Amount Beneficially Owned by Each Reporting Person:
2,701,172*
(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions):
[ ]
(11) Percent of Class Represented by Amount in Row (9): 6.0%*
(12) Type of Reporting Person (See Instructions): IN

 *Based on the information set forth in the Quarterly Report on Form 10-Q of Corbus Pharmaceuticals Holdings, Inc. (the “Issuer”) filed with the Securities and Exchange Commission on November 10, 2016, there were 44,437,673 shares of the Company’s common stock, par value $0.0001 (the “Common Stock”), outstanding as of November 7, 2016. As of December 31, 2016 (the “Event Date”), Mark Tepper (the “Reporting Person”) may be deemed to beneficially own an aggregate of 2,701,172 shares of Common Stock of the Issuer. The number of shares of Common Stock reported above consists of (i) 2,100,400 shares of Common Stock held by the Reporting Person, and (ii) options to purchase 600,772 shares of Common Stock, which were exercisable upon or within sixty (60) days of the Event Date held by the Reporting Person. Thus, as of the Event Date, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, the Reporting Person may be deemed to beneficially own 6.0% of the shares of Common Stock issued and outstanding.

Item 1(a). Name Of Issuer:
Corbus Pharmaceuticals Holdings, Inc.
Item 1(b). Address of Issuer’s Principal Executive Offices:
100 River Ridge Drive Norwood, Massachusetts 02062
Item 2(a). Name of Person Filing:
Mark Tepper
Item 2(b). Address of Principal Business Office or, if None, Residence:
c/o Corbus Pharmaceuticals Holdings, Inc. 100 River Ridge Drive Norwood, Massachusetts 02062
Item 2(c). Citizenship:
Mark Tepper is a citizen of the United States.
Item 2(d). Title of Class of Securities:
Common Stock, $0.0001 par value per share.
Item 2(e). CUSIP No.:
21833P103
Item 3. If This Statement Is Filed Pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the Person Filing is a:
Not Applicable.
Item 4. Ownership:
As reported in the cover pages to this report, the ownership information with respect to the Reporting Person is as follows:
(a) Amount Beneficially Owned:	2,701,172*
(b) Percent of Class:	6.0%*
(c) Number of Shares as to which such person has:

(i) Sole power to vote or to direct the vote:	2,701,172*
(ii) Shared power to vote or to direct the vote:	0*
(iii) Sole power to dispose or to direct the disposition of:	2,701,172*
(iv) Shared power to dispose or to direct the disposition of:	0*

__________________

*Based on the information set forth in the Quarterly Report on Form 10-Q of Corbus Pharmaceuticals Holdings, Inc. (the “Issuer”) filed with the Securities and Exchange Commission on November 10, 2016, there were 44,437,673 shares of the Company’s common stock, par value $0.0001 (the “Common Stock”), outstanding as of November 7, 2016. As of December 31, 2016 (the “Event Date”), Mark Tepper (the “Reporting Person”) may be deemed to beneficially own an aggregate of 2,701,172 shares of Common Stock of the Issuer. The number of shares of Common Stock reported above consists of (i) 2,100,400 shares of Common Stock held by the Reporting Person, and (ii) options to purchase 600,772 shares of Common Stock, which were exercisable upon or within sixty (60) days of the Event Date held by the Reporting Person. Thus, as of the Event Date, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, the Reporting Person may be deemed to beneficially own 6.0% of the shares of Common Stock issued and outstanding.

Item 5. Ownership of Five Percent or Less of a Class:
Not Applicable.
Item 6. Ownership of More Than Five Percent on Behalf of Another Person:
Not Applicable.
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:
Not Applicable.

Item 8. Identification and Classification of Members of the Group:
Not Applicable.
Item 9. Notice of Dissolution of Group:
Not Applicable.
Item 10. Certification:
Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2017

/s/ Mark Tepper
Mark Tepper

Attention: Intentional misstatements or omissions of fact constitute
Federal criminal violations (See 18 U.S.C. 1001).